UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

NXP Semiconductors N.V.

(Exact Name of the Registrant as Specified in its Charter)

The Netherlands	001-34841	Not applicable
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

60 High Tech Campus, 5656 AG Eindhoven, The Netherlands	Not applicable
(Address of principal executive offices)	(Zip Code)

Eric-Paul Schat	+31 40 27 28355

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

NXP Semiconductors N.V. (“NXP”) has determined that, during 2018, NXP or its consolidated subsidiaries manufactured and contracted to manufacture products as to which conflict minerals, as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”), are necessary to the functionality or production. NXP has conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding those conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “DRC Region”) or were from recycled or scrap sources. Based on the RCOI, NXP has reason to believe that some portion of the conflict minerals necessary to the functionality or production of its products may have originated in the DRC Region and has reason to believe that some of this material was not derived from recycled or scrap sources.

Item 1.02	Exhibit

A copy of NXP’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD is provided as Exhibit 1.01 and is publicly available at http://www.nxp.com/about/about-nxp/corporate-responsibility/ethics/conflict-minerals:CONFLICT-MINERALS.

Section 2—Exhibits

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NXP Semiconductors N.V.
(Registrant)

/s/ P. Kelly	May 31, 2019
By: P. Kelly, CFO	(Date)